UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2017

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission File Number 001-14039

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Callon Petroleum Company Employee Savings and Protection Plan

Plan Number: 002

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Callon Petroleum Company
200 North Canal Street
Natchez, MS 39120

Employer ID: 64-0844345

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Plan Administrator and Plan Participants of
Callon Petroleum Company Employee Savings and Protection Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan’s auditor since 2001.

Ridgeland, Mississippi
June 20, 2018

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
ASSETS
Investments
Participant directed
Mutual funds, at fair value	$17,092,127	$13,799,947
Guaranteed investment contract, at contract value	3,615,281	6,938,915
Company stock unit fund, at fair value	5,703,310	6,508,897
Total investments	26,410,718	27,247,759
Receivables
Notes receivable from participants	275,548	294,198
Employer contribution receivable	87,832	57,440
Total receivables	363,380	351,638
Net assets available for benefits	$26,774,098	$27,599,397

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

2017
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$844,284
Interest and dividends	685,532
Total investment income	1,529,816
Interest income on notes receivable from participants	13,901
Contributions
Employer – cash	948,358
Employer – stock	342,041
Participant – rollovers	14,315
Participant – deferrals	1,225,029
Total contributions	2,529,743
Total additions	4,073,460
Deductions from net assets attributed to
Benefit payments to participants	4,788,163
Deemed distributions	57,862
Administrative expenses	52,734
Total deductions	4,898,759
Net decrease	(825,299)
Net assets available for Plan benefits
Beginning of year	27,599,397
End of year	$26,774,098

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2017

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first day of the month following six months of service and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2018, employees become eligible to participate in the Plan on the first day of the month following their employment date or attainment of age twenty-one.

Contributions

Employee contributions/deferrals. Each participant may make voluntary before-tax or Roth contributions of 1.0% to 99.0% of his or her qualified yearly earnings as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations for the current year. Employees expected to attain age 50 before the close of the taxable year are permitted to contribute additional amounts, or make catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums.

Employer non-matching and matching contributions. For the year ended December 31, 2017, the Company contributed, in relation to each participating employee’s eligible compensation, a 2.5% non-matching contribution in cash and a 2.5% non-matching contribution in the form of the Company’s stock unit fund. The Company also made a matching contribution at the rate of 0.625% in cash for every 1.0% that the participant deferred, limited to a maximum matching contribution by the Company of 5.0% in cash.

Rollover contributions

At the discretion of the Plan administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a “rollover”. This rollover is accounted for in a “rollover account,” and is 100% vested by the depositing participant. The participant may withdraw amounts in the “rollover account” only when an otherwise allowable distribution is permitted under the Plan.

Participant accounts

Each participant’s account is credited with the participant’s salary deferral, the Company’s matching and non-matching contributions, and an allocation of the Plan earnings thereon. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment options

Contributions are directed by participants, including employer cash matching and non-matching contributions, into any of the investment options offered. Participants may change their investment options at any time. However, participants are subject to restrictions on trading shares of the Company’s common stock held in the Company’s stock unit fund during established blackout periods in accordance with applicable securities laws of the Securities and Exchange Commission. Participants will generally receive advance notice of a blackout period and its anticipated end date.

Vesting

Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

Notes receivable from participants

Notes receivable from participants (“loans”) are available to participants at a minimum amount of $1,000. The maximum amount of any new loans, when added to the outstanding balance of existing loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the preceding twelve month period or (b)

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2017

one-half of the participant’s vested interest in qualifying investments within the Plan. The Plan allows participants to have up to three loans consisting of three regular loans or two regular loans and one residential loan.

Loans bear interest at a fixed rate, which is comprised of the U.S. Prime Interest Rate plus a 1.0% adjustment factor. At December 31, 2017, the U.S. Prime Interest Rate was 4.5%. Participants have up to five years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 10 years. Participants may repay the loan by having an amount withheld from their compensation each pay period. Each loan is collateralized by the borrowing participant’s vested account balance; however, additional collateral may also be required at the discretion of the Plan administrator.

Payment of benefits

Benefits in the form of distributions are paid from the vested portion of a participant’s balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant, or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account (b) receive installments over a period not to exceed the participant’s or beneficiary’s assumed life expectancy or (c) receive a partial withdrawal.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain prior year amounts may have been reclassified to conform to current year presentation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value (except for the fully benefit responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments bought and sold as well as held during the year are included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Notes receivable from participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2017

Payment of benefits

Benefits are recorded when paid.

Administrative expenses

Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable and payment of benefits are charged directly to the participant’s account and are included in administrative expenses. The participants incurred expense of $52,734 for fees related to the administration of notes receivable from participants and payment of benefits.

Note 3. Company Stock Unit Fund

The value of a unit of the Company stock unit fund reflected the market value of shares of Callon Petroleum Company’s common stock (“Company Stock”), which is valued at the closing price reported on the active market on which Company Stock is traded, and cash held by the fund in a stock purchase account (“SPA”). As of December 31, 2017, the Company stock unit fund was made up of 469,311 shares of Company Stock and $1,180 in the SPA. As of December 31, 2016, the Company stock unit fund was made up of 423,407 shares of Company Stock and $1,131 in the SPA.

Note 4. Tax Status of Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the IRS dated September 1, 2014. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions at December 31, 2017 or 2016. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2013 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 5. Related Party Transactions

The investments in mutual funds and the guaranteed investment contract are managed by Fidelity. Fidelity is the custodian of the Plan assets and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions.

Fees paid by the Plan to Fidelity for certain administrative services totaled $52,734 for the year ended December 31, 2017.

Note 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7. Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2017

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$26,774,098	$27,599,397
Employer contribution receivable	(87,832)	(57,440)
Net assets available for benefits per the Form 5500	$26,686,266	$27,541,957

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2017
Net decrease in net assets available for benefits per the financial statements	$(825,299)
Less: Current year employer contribution receivable	(87,832)
Plus: Prior year employer contribution receivable	57,440
Net decrease in net assets available for benefits per the Form 5500	$(855,691)

Note 8. Fair Value Measurements

The fair value hierarchy outlined in the relevant accounting guidance gives the highest priority to Level 1 inputs, which consist of unadjusted quoted prices for identical instruments in active markets. Level 2 inputs consist of quoted prices for similar instruments. Level 3 valuations are derived from inputs that are significant and unobservable, and these valuations have the lowest priority.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price (Level 1).

Company stock unit fund: The value of a unit of the Company stock unit fund reflects the market value of Company common stock, which is valued at the closing price reported on the active market on which the Company’s common stock are traded, and cash held by the fund in a stock purchase account (“SPA”) on the same date (Level 1). Trading activity can result in fractional shares that are not recognized by the market. These fractional shares are instead invested as cash in the SPA and utilized to facilitate transaction activity in the Company stock unit fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3
Mutual funds	$17,092,127	$—	$—
Company stock unit fund	5,703,310	—	—
Total assets, at fair value	$22,795,437	$—	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3
Mutual funds	$13,799,947	$—	$—
Company stock unit fund	6,508,897	—	—
Total assets, at fair value	$20,308,844	$—	$—

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2017

Note 9. Guaranteed Investment Contract ("GIC")

As of December 31, 2017, the Plan maintained one GIC related investment option, the Federated Capital Preservation Fund. The contract underlying this investment option is considered to be fully benefit-responsive in accordance with ASC Topic 962.

Federated Investors Trust Company's determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder. The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 64-0844345
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Guaranteed investment contract:
	Federated	Capital Preservation Fund R6		$3,615,281
		361,528.108 shares

	Mutual funds:
	Natixis Funds	Loomis Sayles Growth Fund Class Y		2,532,914
		163,098.150 shares

	T. Rowe Price	Retirement 2035 Fund		1,990,006
		104,902.818 shares

	Vanguard	500 Index Fund Admiral Class		1,447,286
		5,863.731 shares

	T. Rowe Price	Retirement 2045 Fund		1,348,277
		72,998.226 shares

	T. Rowe Price	Retirement 2025 Fund		1,156,781
		65,763.544 shares

	Invesco	Diversified Dividend Fund Class Y		778,667
		38,226.182 shares

	T. Rowe Price	QM U.S. Small-Cap Growth Equity Fund		763,229
		21,875.288 shares

	Vanguard	Total Bond Market Index Fund Admiral Shares		742,849
		69,102.249 shares

	T. Rowe Price	Retirement 2030 Fund		662,235
		25,549.200 shares

	T. Rowe Price	Retirement 2055 Fund		660,752
		42,410.280 shares

	Eaton Vance	Atlanta Capital SMID-Cap Fund Class I		655,089
		19,490.886 shares

	Columbia	Mid Cap Value A		620,459
		45,388.338 shares

	BlackRock	Global Dividend Fund		597,978
		44,591.948 shares

American Funds	EuroPacific Growth Fund R6	511,489
	9,110.950 shares

T. Rowe Price	Retirement 2050 Fund	353,234
	22,759.943 shares

T. Rowe Price	Retirement 2015 Fund	352,291
	23,517.458 shares

Vanguard	Mid-Cap Index Fund Admiral Shares	247,402
	1,291.578 shares

Pioneer Investments	Bond Fund Class K	239,516
	24,616.195 shares

Vanguard	Small-Cap Index Fund Admiral Shares	183,612
	2,594.118 shares

BlackRock	High Yield Bond Portfolio Institutional Shares	174,239
	22,338.367 shares

Federated	Government Obligations Fund Institutional Shares	157,068
	157,067.810 shares

Dimensional Fund Advisors	U.S. Targeted Value Portfolio Institutional Class	155,978
	6,266.674 shares

T. Rowe Price	Retirement 2040 Fund	125,749
	4,616.334 shares

Vanguard	Total International Stock Index Admiral	98,608
	3,230.926 shares

MFS	Mid Cap Value R6	92,380
	3,879.897 shares

MFS	International New Discovery R6	90,930
	2,544.209 shares

American Century Investments	Real Estate Fund Investor Class	88,649
	3,141.355 shares

PIMCO	Foreign Bond (USD-Hedged) I	86,970
	8,150.880 shares

T. Rowe Price	Retirement 2020 Fund	58,202
	2,582.172 shares

T. Rowe Price	Retirement 2010 Fund	36,961
	2,021.965 shares

T. Rowe Price	Retirement 2005 Fund	34,588
	2,533.889 shares

PIMCO	Real Return Fund Institutional Class	24,909

		2,252.176 shares

	T. Rowe Price	Retirement 2060 Fund	13,559
		1,124.261 shares

	Invesco	Equity & Inc A	9,271
		845.890 shares

		Total mutual funds	17,092,127

*	Fidelity	Company stock unit fund	5,703,310
		469,311.093 shares

		Total investments	26,410,718

*	Notes receivable from participants	4.25% to 5.25% fixed rate interest, maturity of up to 5 years, with residential loans maturing in 10 years	275,548

			$26,686,266

*	Denotes party-in-interest

Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY
(Registrant)

June 20, 2018	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of HORNE LLP, independent registered public accounting firm